Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-188051

Dated April 23, 2013

Relating to Preliminary Prospectus

Dated April 22, 2013

PRICING TERM SHEET

7.25% Series A Cumulative Redeemable Preferred Units

(Liquidation Preference $25.00 per Unit)

April 23, 2013

Issuer:	Teekay Offshore Partners L.P.

Securities Offered:	Series A Cumulative Redeemable Preferred Units

Number of Units:	6,000,000 units

Public Offering Price:	$25.00 per unit; $150,000,000 total

Underwriting Discounts:	$0.7875 per unit; $4,725,000 total

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 30, 2018)

Ratings:	The Series A Cumulative Redeemable Preferred Units will not be rated by any nationally recognized statistical rating organization

Trade Date:	April 23, 2013

Settlement Date:	April 30, 2013 (T+5)

Liquidation Preference:	$25.00, plus accrued and unpaid distributions

Distribution Rate:	7.25% per annum of the $25.00 per unit liquidation preference (equivalent to $1.8125 per annum per unit)

Distribution Payment Dates:	Quarterly on February 15, May 15, August 15 and November 15, commencing August 15, 2013

Optional Redemption:	On or after April 30, 2018, the Issuer may, at its option, redeem the Series A Cumulative Redeemable Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

CUSIP/ISIN:	Y8565J 127 / MHY8565J1275

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Joint Lead Managers:	Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC

Co-Managers:	DNB Markets, Inc. Scotia Capital (USA) Inc. Santander Investment Securities Inc.

Listing:	The Issuer intends to file an application to list the Series A Cumulative Redeemable Preferred Units on the New York Stock Exchange under the symbol “TOOPRA”. If the application is approved, trading of the Series A Cumulative Redeemable Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

The underwriters will not be granted an option to purchase additional Series A Cumulative Redeemable Preferred Units.

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Preferred Units and is not soliciting an offer to buy the Series A Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, or UBS Securities LLC at 1-877-827-6444 (ext 561-3884).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.